Filed by Pagaya Technologies Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.
(SEC File No.: 001-40113)
Date: April 7, 2022

Pagaya Provides Business Update and 2021 Financial Highlights

2021 Revenue of $475 Million Exceeds Previous 2021 Projection by 17%, Representing
379% Growth Compared with the Period Ended December 31, 2020

Publicly Files Registration Statement on Form F-4, a Major Step toward the Closing of its
Proposed Business Combination with EJF Acquisition Corp.

New York, NY, Tel Aviv, Israel and Arlington, VA, April 7, 2022 – Pagaya Technologies Ltd. (“Pagaya”), a global technology company building artificial intelligence infrastructure for the financial ecosystem, today announced 2021 financial highlights and the public filing of its Form F-4 Registration Statement in anticipation of the closing of its proposed business combination with EJF Acquisition Corp. (“EJFA”) (NASDAQ: EJFAU, EJFA, EJFAW) in Q2 2022.

“Enabling access to broader financial products continues to be at the forefront of the financial services ecosystem,” said Gal Krubiner, Co-Founder and Chief Executive Officer of Pagaya. “Today, banks and other financial service providers are increasingly turning to Pagaya to help meet this demand and expand access to more financial products and technology for their customers. We exited 2021 with accelerating top-line metrics driven by partner expansion and strong execution. As we continue to grow in 2022, we remain focused on building our partner network and delivering our seamless embedded credit technology and capital solution.”

2021 Financial Highlights include:

●	2021 Network Volume: $4.9 billion, an increase of 208% as compared to 2020 volume of $1.6 billion
●	2021 Revenue: $474.7 million, 17% higher than its previous 2021 revenue projection of $407 million and an increase of 379% as compared to 2020 revenue of $99.0 million

“Our strong top-line growth was driven by increased network volume because of greater penetration of new and existing partners,” said Mike Kurlander, Chief Financial Officer of Pagaya. “We continue to be focused on investing in our business, supporting Pagaya’s foundation for continued growth. We look forward to providing greater detail on this vision at our upcoming equity research analyst day.”

Filing of Registration Statement on Form F-4

Today, Pagaya has also announced that it publicly filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission. The Registration Statement contains a preliminary proxy statement and a prospectus in connection with Pagaya’s previously announced proposed business combination with EJFA. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Pagaya and EJFA, as well as the proposed business combination.

Recent News

●	On February 9, 2022, Pagaya announced a partnership with Ally Financial’s credit card business to expand access to a greater number of Ally’s credit card customers.
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On January 25, 2022, Pagaya announced a strategic relationship with Visa to enable Visa’s expansive network of merchant partners and issuing co-brand financial institutions to leverage Pagaya’s technology to expand customers’ access to financial products.

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On January 11, 2022, Pagaya announced an upsized $350 million PIPE with a premier group of investors including Tiger Global, Whale Rock, GIC, Healthcare of Ontario Pension Plan (HOOPP) and G Squared, which was based on the original PIPE terms and enterprise value for the proposed business combination with EJFA.

Proposed Business Combination with EJFA

Pagaya and EJFA announced in September 2021 that they have entered into a definitive business combination agreement that values their transaction at an estimated enterprise value of approximately $8.5 billion at closing.  As a public company, Pagaya is expected to benefit from the support of EJFA, one of the most experienced financial services investors in the world. Manny Friedman, Chairman of EJFA and Co-Chief Executive Officer & Co-Chief Investment Officer of EJF Capital LLC, brings more than 40 years of financial services experience and is expected to join the board of the combined company.

About Pagaya

Pagaya is a financial technology company working to reshape the lending marketplace by using machine learning, big data analytics, and sophisticated AI-driven credit and analysis technology. Pagaya was built to provide a comprehensive solution to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API seamlessly integrates into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to credit.

For more information on Pagaya’s technology, services, and careers, please visit www.Pagaya.com.

About EJFA

EJF Acquisition Corp. is a blank check company sponsored by EJF Capital LLC and affiliates formed for the purpose of partnering with a high-quality financial services business. EJFA’s management team and Board of Directors are composed of veteran financial service industry executives and founders, including Manny Friedman, Chairman, Neal Wilson, Vice Chairman, Kevin Stein, Chief Executive Officer, and Thomas Mayrhofer, Chief Financial Officer.

For more information on EJF Acquisition Corp. please visit www.ejfacqusition.com.

Additional Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya filed a registration statement on Form F-4 that included a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read the registration statement and preliminary proxy statement / prospectus and, when available, any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

 Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s Annual Report on Form 10-K filed on March 31, 2022.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA or Pagaya. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

For all Pagaya IR inquiries, please reach out to ICR at PagayaIR@icrinc.com

For all Pagaya media inquiries, please reach out to ASTRSK PR at Pagaya@astrskpr.com

For all EJFA media inquiries, please reach out to Nathaniel Garnick/Kevin FitzGerald at Gasthalter & Co. at (212) 257-4170 or pagaya@gasthalter.com